September 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genprex, Inc.
Registration Statement on Form S-1
File No. 333-290227
Acceleration Request

Requested Date: September 16, 2025
Requested Time: 4:05 p.m., Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genprex, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Kate Basmagian of Lowenstein Sandler LLP at (646) 414-6941 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

GENPREX, INC.

By:	/s/ Ryan M. Confer
Name:	Ryan M. Confer
Title:	President, Chief Executive Officer and Chief Financial Officer